UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.     )

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Avaya Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05351X101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05351X101

1	NAME OF REPORTING PERSONS Contour Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,286,927 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,286,927 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,927 Refer to Item 4 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%* Refer to Item 4 below
12	TYPE OF REPORTING PERSON OO, IA

*

The percentage is based upon 83,892,451 shares of common stock of Avaya Holdings Corp. (the “Issuer”) outstanding as of January 4, 2021, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 19, 2021.

CUSIP No. 05351X101

1	NAME OF REPORTING PERSONS Contour Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,286,927 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,286,927 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,927 Refer to Item 4 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%* Refer to Item 4 below
12	TYPE OF REPORTING PERSON PN, HC

*

The percentage is based upon 83,892,451 shares of common stock of the Issuer outstanding as of January 4, 2021, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the SEC on January 19, 2021.

CUSIP No. 05351X101

1	NAME OF REPORTING PERSONS CAM GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,286,927 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,286,927 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,927 Refer to Item 4 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%* Refer to Item 4 below
12	TYPE OF REPORTING PERSON OO, HC

*

The percentage is based upon 83,892,451 shares of common stock of the Issuer outstanding as of January 4, 2021, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the SEC on January 19, 2021.

CUSIP No. 05351X101

1	NAME OF REPORTING PERSONS DLM I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,286,927 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,286,927 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,927 Refer to Item 4 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%* Refer to Item 4 below
12	TYPE OF REPORTING PERSON OO, HC

*

The percentage is based upon 83,892,451 shares of common stock of the Issuer outstanding as of January 4, 2021, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the SEC on January 19, 2021.

CUSIP No. 05351X101

1	NAME OF REPORTING PERSONS David L. Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,286,927 Refer to Item 4 below
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,286,927 Refer to Item 4 below
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,927 Refer to Item 4 below
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%* Refer to Item 4 below
12	TYPE OF REPORTING PERSON IN, HC

*

The percentage is based upon 83,892,451 shares of common stock of the Issuer outstanding as of January 4, 2021, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the SEC on January 19, 2021.

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Avaya Holdings Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2605 Meridian Parkway, Suite 200

Durham, North Carolina 27713

Item 2(a)	Name of Person Filing.

Contour Asset Management LLC (“CAM LLC”)

Contour Asset Management LP

CAM GP LLC

DLM I LLC

David L. Meyer

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the Reporting Persons is:

99 PARK AVENUE

Suite 1540

New York, NY 10016

Item 2(c)	Citizenship or Place of Organization.

Contour Asset Management LLC - New York

Contour Asset Management LP - Delaware

CAM GP LLC - Delaware

DLM I LLC - Delaware

David L. Meyer - United States

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

05351X101

Item 3	Reporting Person.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

As of December 31, 2020, each of the Reporting Persons are the beneficial owners of 6.3% of the outstanding shares of Common Stock. The percentage is determined by dividing 5,286,927 shares of Common Stock by 83,892,451 shares of common stock of the Issuer outstanding as of January 4, 2021, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the SEC on January 19, 2021.

(a)	Amount Beneficially Owned***

Contour Asset Management LLC - 5,286,927 shares

Contour Asset Management LP - 5,286,927 shares

CAM GP LLC - 5,286,927 shares

DLM I LLC - 5,286,927 shares

David L. Meyer - 5,286,927 shares

(b)	Percent of Class

Contour Asset Management LLC - 6.3%

Contour Asset Management LP - 6.3%

CAM GP LLC - 6.3%

DLM I LLC - 6.3%

David L. Meyer - 6.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Contour Asset Management LLC - 5,286,927 shares

Contour Asset Management LP - 5,286,927 shares

CAM GP LLC - 5,286,927 shares

DLM I LLC - 5,286,927 shares

David L. Meyer - 5,286,927 shares

(ii)	shared power to vote or to direct the vote

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

(iii)	sole power to dispose or to direct the disposition of

Contour Asset Management LLC - 5,286,927 shares

Contour Asset Management LP - 5,286,927 shares

CAM GP LLC - 5,286,927 shares

DLM I LLC - 5,286,927 shares

David L. Meyer - 5,286,927 shares

(iv)	shared power to dispose or to direct the disposition of

Contour Asset Management LLC - 0 shares

Contour Asset Management LP - 0 shares

CAM GP LLC - 0 shares

DLM I LLC - 0 shares

David L. Meyer - 0 shares

    Shares reported herein represent shares held by investment advisory clients of CAM LLC. Contour Asset Management LP servers as the sole member of CAM LLC. CAM GP LLC serves as the general partner of Contour Asset Management LP. DLM I LLC is the managing member of CAM GP LLC and David L. Meyer serves as the managing member of DLM I LLC. Each of the reporting persons disclaims beneficial ownership of the shares reporting herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Shares reported herein are held by CAM LLC’s clients, including but not limited to the funds for which it serves as investment manager.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Contour Asset Management LP, CAM GP LLC, DLM I LLC and David L. Meyer are the direct and indirect owners of Contour Asset Management LLC, an SEC-registered investment adviser.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

CONTOUR ASSET MANAGEMENT LLC

By:	/s/ Alpa Rana
CFO and CCO

CONTOUR ASSET MANAGEMENT LP

By:	/s/ Alpa Rana
CFO and CCO

CAM GP LLC

By:	/s/ Alpa Rana
CFO and CCO

DLM I LLC

By:	/s/ David L. Meyer
Managing Member

/s/ David L. Meyer
David L. Meyer

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 16, 2021, by and among Contour Asset Management LLC, Contour Asset Management LP, CAM GP LLC, DLM I LLC and David L. Meyer.